

October 4, 2010

By U.S. Mail and facsimile to 951-848-9520

Ms. Georgette Mathers
Chief Financial Officer
Atlas Therapeutics Corporation
11759 Crystal Avenue
Chino, CA 91710

      Re: **Atlas Therapeutics Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 30, 2010
               File No. 0-53298

Dear Ms. Mathers:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       /s/Andrew Mew

                       Andrew Mew
                       Accounting Branch Chief